UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 15, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, Time and Place: On January 14, 2019, at 11 a.m., at the headquarters of Fibria Celulose S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1,355, 8th floor, Zip Code 01452-919.

2.                                     Attendance: All directors of the Company were present, namely: Walter Schalka (Chairman of the Board of Directors), Pablo Francisco Gimenez Machado (Director) and Vinicius Nonino (Director).

3.                                     Chairman and Secretary: Walter Schalka presided the meeting and Pablo F. Gimenez Machado acted as secretary.

4.                                     Agenda: To resolve on the election of the Executive Officers of the Company.

5.                                     Minutes in Summary Form: The directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: After analyzing and discussing the matters included on the agenda, the directors unanimously decided as follows, without reservations:

6.1.                           To elect to comprise the Board of Executive Officers of the Company, to serve a mandate which shall expire at the meeting of the Board of Directors to be held after the Ordinary Shareholders Meeting of the Company that will approve the financial statements of the Company related to the fiscal year ended on December 31, 2019:

(i)                                    as Investor Relations Officer, Mr. MARCELO FERIOZZI BACCI (CPF/MF No. 165.903.168-05 | Identity Card RG No. 18.153.504 SSP/SP), Brazilian, married, business administrator;

(ii)                                 as Officer without specific designation, Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR (CPF/MF No. 910.169.166-04 | Identity Card RG No. M-4.379.898 SSP/MG), Brazilian, married, engineer;

(iii)                              as Officer without specific designation, Mr. ALEXANDRE CHUERI NETO (CPF/MF No. 022.744.468-06 | Identity Card RG No. 10.869.463 SSP/SP), Brazilian, divorced, forestry engineer;

(iv)                             as Officer without specific designation, Mr. AIRES GALHARDO (CPF/MF No. 249.860.458-81 | Identity Card RG No. 24.854.223-0 SSP/SP), Brazilian, married, business administrator; and

(v)                                as Officer without specific designation, MARIA LUIZA DE OLIVEIRA PINTO E PAIVA, (CPF/MF No. 129.079.488-06 | Identity Card RG No. 10787341-2 SSP/SP), Brazilian, married, psychologist.

6.1.1.                 All officers elected to comprise the Board of Executive Officers of the Company, pursuant to item 6.1 above, (a) are residents and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 8º andar, Pinheiros, CEP 01452-919, (b) will take office on the date hereof by means of the execution of their respective Terms of Investiture and (c) are not subject to any impediments established by law.

6.2.                           Authorize the management of the Company to carry out all acts deemed necessary to implement the resolutions approved herein.

7.                                     Adjournment: There being no further matters to be discussed, the meeting was adjourned and these minutes were drafted, read, approved and signed by all directors physically present. Presiding Board: Walter Schalka — Chairman; Pablo F. Gimenez Machado — Secretary. Directors: (i) Walter Schalka; (ii) Pablo Francisco Gimenez Machado; and (iii) Vinicius Nonino.

This is a true copy of the original drawn up in the records of the Company.

São Paulo, SP, January 14, 2019.

Presiding Board:

Walter Schalka	Pablo F. Gimenez Machado
Chairman of the Meeting and of the Board	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci

Name:	Marcelo Feriozzi Bacci

Title:	Chief Financial Officer and Investor Relations Director